UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-40540

Atour Lifestyle Holdings Limited

(Exact name of registrant as specified in its charter)

18th floor, Wuzhong Building,

618 Wuzhong Road, Minhang District,

Shanghai, People’s Republic of China

(+86) 021-64059928

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

Exhibits 1.1 and 5.1 to this current report on Form 6-K are incorporated by reference into the registration statement on Form F-3 of Atour Lifestyle Holdings Limited (File No. 333-275880) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Secondary Underwriting Agreement
5.1	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atour Lifestyle Holdings Limited

By:	/s/ HAIJUN WANG
	Name:	Haijun Wang
	Title:	Chairman of the Board of Director and Chief Executive Officer

Date: December 6, 2023